Exhibit 21. McDonald’s Corporation
Subsidiaries of the Registrant

Name of Subsidiary (State or Country of Incorporation)

Domestic Subsidiaries

McDonald’s Deutschland, Inc. (Delaware)
McDonald’s Restaurant Operations Inc. (Delaware)
McG Development Co. (Delaware)
Chipotle Mexican Grill, Inc. (Delaware)
Boston Market Corporation (Delaware)

Foreign Subsidiaries

McDonald’s Australia Limited (Australia)
McDonald’s Restaurants Limited (United Kingdom)
McDonald’s France, S.A. (France)
McDonald’s Restaurants Pte., Ltd (Singapore)
McKim Company Ltd. (South Korea)
Shin Mac Company Ltd. (South Korea)

The names of certain subsidiaries have been omitted as follows:
(a)	48 wholly-owned subsidiaries of the Company, each of which operates one or more McDonald’s restaurants within the United States.
(b)	Additional subsidiaries, including some foreign, other than those mentioned in (a), because considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.